Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

C&J Energy Services Ltd.:

We consent to the use of our report dated February 20, 2015, except as to Notes 11 and 13, which are as of July 15, 2015, with respect to the consolidated balance sheet of C&J Energy Services, Inc. and subsidiaries as of December 31, 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2014, which report appears in the Form 8-K/A of C&J Energy Services Ltd. dated July 15, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Houston, Texas

July 15, 2015